NEWS RELEASE
For Immediate Release
July 10, 2009

Canwest Global Communications Corp. Reports Third Quarter 2009 Results
- Non-cash impairment charge recorded against Publishing -

WINNIPEG – Canwest Global Communications Corp. (“Canwest” or the “Company”) today reported for the three months ended May 31, 2009 revenues of $727 million compared to $846 million for the same period last year. Operating profit before restructuring and impairment expenses was $118 million for the third quarter compared to $182 million in the third quarter of fiscal 2008.

For the first nine months of fiscal 2009, reported revenues decreased 7% to $2.24 billion and reported operating profit before restructuring impairment and other one time expenses declined by 27% to $410 million.

For the three months ended May 31, 2009, the Company reported a net loss of $110 million – including a non-cash $247 million impairment of goodwill in Canwest’s Publishing operations, interest rate and foreign currency swap losses of $177 million and foreign exchange gains of $368 million primarily related to the foreign currency gains associated with the U.S. dollar debt that is no longer hedged. For the nine months ended May 31, 2009, the Company reported a net loss of $1.58 billion.

The nature of the impairments are consistent with those of other media organizations throughout North America and reflect lower future profit expectations as a result of the current outlook for advertising revenues in the operations. All are non-cash charges to income that do not affect Canwest’s liquidity, cash flows from operating activities, debt covenants or have any impact on future operations.

For the three and nine month period Canwest reported the following:

in millions of dollars, except per share amounts	Three months ended May 31		change	Nine months ended May 31		change
	2009	2008		2009	2008
Reported Results
Revenues	727	846	(14)%	2,243	2,406	(7)%
Operating profit(1) before restructuring, impairments and other one time expenses	118	182	(35)%	410	558	(27)%
Operating profit	66	178	(63)%	285	494	(42)%
Net loss	(110)	(28)	n/m	(1,579)	(22)	n/m
EPS	(0.62)	(0.16)		(8.89)	(0.12)
Adjusted Net Earnings(2)
Adjusted net earnings (loss)	(57)	12	n/m	(33)	56	n/m
Adjusted EPS	(0.32)	0.07		(0.18)	0.32

“Even in a difficult economy we continue to have industry leading results in our business units,” Canwest President and CEO Leonard Asper said. “While much attention has been focused on our efforts to recapitalize, we are continuing to invest in our businesses in order to drive operating results.”

He added: “This includes selling non-core assets, purchasing a strong television line-up for next season, investing in quality domestic programming, focusing greater resources on local audiences in publishing, and building our digital media properties, online video and other content.”

Segmented Results

Publishing

Revenues for the Company's publishing operations for the third quarter were $269 million, 19% lower than revenues of $333 million for the same period in fiscal 2008. Publishing EBITDA of $46 million for the third quarter was down 42% from $79 million in fiscal 2008. For the nine months ended May 31, 2009, revenues were $861 million and EBITDA was $152 million down 14% and 37% respectively, from similar periods last year. The declines in revenues and operating profits, partially offset by lower operating expenses, continue to reflect the impact of global economic pressures felt across all markets.

Canadian Television combined (Canadian Television and CW Media)

Canadian television operations, including the CW Media specialty television operations reported third quarter revenues of $276 million, 2% lower than the previous year. Operating profit in the third quarter was $74 million, down 3% compared to $76 million the previous year. For the nine months ended May 31, 2009, revenues were $816 million, down 1%, and EBITDA was $182 million up 10%, from similar periods last year. These results continue to reflect the industry leading revenue and audience performance of the specialty television operations as well as merger synergies and other cost containment initiatives, and above industry revenue performance on conventional television.

Australian Television

Network TEN's third quarter revenue of $151 million was down 22%, (16% in local currency) as compared to the same quarter in fiscal 2008. Network TEN’s EBITDA of $5 million was down 86% from the $35 million a year earlier.  For the nine months ended May 31, 2009, reported revenues were $465 million and EBITDA was $99 million, down 19% and 43% respectively, from similar periods last year. These results continue to be impacted by the challenging and difficult Australian advertising market but do not reflect the recent strong ratings performance of Network TEN that only occurred as the third quarter was underway.

Highlights of the third quarter and subsequent period

•	Canwest secured $175 million in financing from two new facilities for its subsidiary Canwest Media Inc.

•	Canwest completed the sale of its interests in four Turkish radio stations.

•	Canwest agreed to sell its two conventional television stations, CHCH in Hamilton and CJNT in Montreal to Channel Zero.

•
Canwest has 5 of the top 10 specialty analog channels(3) up from 4 last year.  History Television has become the second most watched specialty channel as its audience has increased by 49% and Showcase has increased its audience by 32%.

•	Canwest maintained its dominance of specialty digital channels with 8 of the Top 10 digital channels(3).

•
Network TEN in Australia is the number one network in primetime in both the key demographics of 18-49 and 16-39. TEN’s new programs MasterChef Australia, Talking’ ‘bout Your Generation, Recruits, and Merlin are proving to be the new hit shows of the season.

•	Canwest’s digital network attracted on average 7.2 million overall unique visitors monthly, a 47% increase from the third quarter last year and is now the 5th ranked portal on the comScore ranking.

•	Canada.com Newspapers ranked No. 1 in the newspaper category with 3.5 million unique monthly visitors, an increase of 47% from the third quarter last year.

•
GlobalTV.com has now become Canada’s No. 1 website for Broadcast Video with the most overall video plays of any Canadian broadcaster with 6.4 million video streams, up 895%. Canwest re-launched GlobalTV.com with a new look that offers over 30 refurbished show microsites, complete with online exclusives, behind-the-scene sneak peaks, cast interviews, comprehensive photo galleries, and a redesigned video player.

Outlook:

In March 2009, Canwest Media Inc. did not make an interest payment which was due on its 8% senior subordinated notes and is in default under the terms of that indenture. The Company is in discussions with various parties, including the members of the ad hoc committee of holders of 8% senior subordinated notes of Canwest Media Inc., regarding the recapitalization of the Company that may involve a cash investment and/or a conversion of certain of its existing debt to equity, to reduce the debt of Canwest Media Inc. The Company believes that a significant reduction in its debt is necessary to resolve its liquidity issues and to continue to operate. Failure to complete an agreement in principle on a recapitalization transaction with the members of the ad hoc committee of the 8% senior subordinated note holders prior to the expiry of its forbearance agreement on July 17, 2009 or to such later date as maybe agreed could result in a demand to immediately repay all Canwest Media Inc. debt. There can be no assurance that a recapitalization will be completed.

Canwest Limited Partnership, is in default under the terms of its senior credit facilities, its senior subordinated credit facility and its senior subordinated notes indenture because it failed to make payments of interest and principal due in May 2009 on its senior credit facility and its related hedging derivative instruments and it failed to satisfy the demand for immediate repayment of its obligations related to the hedging derivative instruments. The defaults under the terms of the debt could result in a demand to immediately repay the debt of the Limited Partnership. The payments were deferred in order to preserve liquidity to fund operations while the Canwest Limited Partnership works to effect a recapitalization transaction.

Canwest remains focused on reducing operating expenses and driving revenues to enable the Company to capitalize on the economy when it begins to improve. Canwest continues pursue a reorganization of its capital structure that will allow the Company to satisfy its obligations which are currently in default.

Notes:

(1) Operating profit is defined as earnings before interest, income taxes, amortization of intangibles and property and equipment, other amortization, accretion of long-term liabilities, interest income, interest rate and foreign currency swap gains (losses), foreign exchange gains (losses), investment gains, losses and write-downs, impairment losses on property and equipment, intangible assets and goodwill, minority interest, interest in earnings of equity accounted affiliates, realized currency translation adjustments and loss from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. When used in relation to our operating segments it is a GAAP measure because it is our segment profitability measure. The reconciliation of operating profit to net earnings is evident on the face of the following consolidated statements of earnings found at the end of this release.

(2) Excludes the impact of foreign currency and interest rate swap gains/losses, foreign exchange gains/losses, investment gains, losses and write-downs, impairments of property and equipment, intangibles and goodwill,  restructuring expenses, broadcast rights write-downs, discontinued operations, retirement plan curtailment expense, related income tax effects and future income tax valuation allowances.

(3) In the Adult 25-54 demographic

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three and nine months ended May 31, 2009. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Canwest Global Communications Corp. financial statements and Management’s Discussion and Analysis for three and nine months ended May 31, 2009 are available on the Company's website: www.canwest.com.

Financial statements and Management’s Discussion and Analysis for three and nine months ended May 31, 2009 for Canwest Media Inc. can be found on www.canwest.com.

Financial statements and Management’s Discussion and Analysis for three and nine months ended May 31, 2009 for Canwest Limited Partnership can be found on www.canwest.com.

Financial statements for Ten Network Holdings Limited can be found at www.tencorporate.com.au.

The Company will hold its regular quarterly conference call with analysts on July 10, 2009 at 10:00 AM Eastern Standard Time.  The call-in numbers are 416-644-3414 or 800-732-9307.  Replays are also available for ten days following the call at 416-640-1917 or 877-289-8525 [using the pass-code 21310154 followed by the pound sign.]

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, and web sites in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com

CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(UNAUDITED)
(in thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31, 2009	May 31, 2008 (Revised)	May 31, 2009	May 31, 2008 (Revised)
REVENUE
Publishing	268,643	332,992	861,347	999,341
Television
Canada	174,755	182,658	520,960	543,946
CW Media	101,144	98,542	294,702	279,439
	275,899	281,200	815,662	823,385
Australia	150,733	194,134	464,678	575,122
Total television	426,632	475,334	1,280,340	1,398,507

Out-of-home	31,786	40,750	102,780	122,107
Intersegment revenues	(224)	(2,916)	(1,402)	(5,192)
	726,837	846,160	2,243,065	2,514,763
Elimination of equity accounted affiliates	-	-	-	(108,767)
CONSOLIDATED REVENUE	726,837	846,160	2,243,065	2,405,996

OPERATING PROFIT
Publishing	45,789	79,050	152,073	241,850
Television
Canada	20,938	38,633	52,395	63,701
CW Media	53,043	37,488	129,156	101,491
	73,981	76,121	181,551	165,192
Australia	4,964	34,747	98,696	173,353
Total television	78,945	110,868	280,247	338,545

Out-of-home	(1,269)	1,124	(1,267)	5,972
Corporate and other	(5,857)	(9,269)	(20,720)	(28,020)
	117,608	181,773	410,333	558,347
Restructuring expenses	(14,948)	(4,018)	(49,242)	(20,274)
Broadcast rights write-downs	(5,026)	-	(45,222)	-
Retirement plan curtailment expense	(31,300)	-	(31,300)	-
	66,334	177,755	284,569	538,073
Elimination of equity accounted affiliates	-	-	-	(44,440)
OPERATING PROFIT(1)	66,334	177,755	284,569	493,633

(1) Operating profit is defined as earnings before interest, income taxes, amortization of intangibles and property and equipment, other amortization, accretion of long-term liabilities, interest income, interest rate and foreign currency swap losses, foreign exchange gains, investment gains, losses and write-downs, impairment losses on property and equipment, intangible assets and goodwill, minority interest, interest in earnings of equity accounted affiliates, realized currency translation adjustments and earnings (loss) from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. When used in relation to our operating segments it is a GAAP measure because it is our segment profitability measure. The reconciliation of operating profit to net earnings is evident on the face of the following consolidated statements of earnings.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF LOSS
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended		For the nine months ended
	May 31, 2009	May 31, 2008 (Revised)	May 31, 2009	May 31, 2008 (Revised)
Revenue	726,837	846,160	2,243,065	2,405,996
Operating expenses	434,656	435,937	1,259,325	1,242,623
Selling, general and administrative expenses	174,573	228,450	573,407	649,466
Restructuring expenses	14,948	4,018	49,242	20,274
Broadcast rights write-downs	5,026	-	45,222	-
Retirement plan curtailment expense	31,300	-	31,300	-
	66,334	177,755	284,569	493,633
Amortization of intangible assets	1,937	2,191	6,026	6,839
Amortization of property and equipment	25,434	29,141	79,554	82,294
Other amortization	146	50	334	382
Operating income	38,817	146,373	198,655	404,118
Interest expense	(88,396)	(78,722)	(244,592)	(238,926)
Accretion of long-term liabilities	(27,995)	(26,274)	(66,057)	(74,352)
Interest income	804	1,093	1,996	20,763
Interest rate and foreign currency swap losses	(177,461)	(19,842)	(157,491)	(60,772)
Foreign exchange gains	368,270	962	284,891	5,235
Investment gains, losses and write-downs	246	(24,738)	(6,426)	(22,202)
Impairment loss on property and equipment	(44)	-	(32,418)	-
Impairment loss on intangible assets	-	-	(198,091)	-
Impairment loss on goodwill	(246,900)	-	(1,158,339)	-
	(132,659)	(1,148)	(1,377,872)	33,864
Provision for (recovery of) income taxes	(34,650)	16,954	151,729	42,060
Loss before the following	(98,009)	(18,102)	(1,529,601)	(8,196)
Minority interest	(2,599)	(9,242)	4,023	(48,088)
Interest in earnings of equity accounted affiliates	455	129	1,010	39,706
Realized currency translation adjustments	(609)	-	(825)	(1,062)
Net loss from continuing operations	(100,762)	(27,215)	(1,525,393)	(17,640)
Loss from sale of discontinued operations	(8,950)	-	(8,950)	-
Earnings (loss) from discontinued operations	115	(1,169)	(44,201)	(3,875)
Net loss from discontinued operations	(8,835)	(1,169)	(53,151)	(3,875)
Net loss for the period	(109,597)	(28,384)	(1,578,544)	(21,515)

Loss per share from continuing operations:
Basic	$(0.57)	$(0.15)	$(8.59)	$(0.10)
Diluted	$(0.57)	$(0.15)	$(8.59)	$(0.10)

Loss per share:
Basic	$(0.62)	$(0.16)	$(8.89)	$(0.12)
Diluted	$(0.62)	$(0.16)	$(8.89)	$(0.12)